M & A HOLDING CORP.

205-4625 EVERGREEN LANE

DELTA, BC V4K2W6 CANADA

May 21, 2015

Securities and Exchange Commission

Attn: Michael Volley – Amit Pande

Division of Corporation Finance

100 F Street, Washington D.C. 20549

Re: M & A Holding Corp.

Registration Statement on Form S-1A2 Filed April 9, 2015

File No. 333-201360

On behalf of M & A Holding (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated April 17, 2015, related to the Company’s Registration Statement on Form S-1 (the “Form S-1”). An amendment to the Company’s Form S-1 has been filed simultaneously with this letter.

We have reproduced below the Staff’s comments in the order in which they were set out in the Staff’s letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Sincerely,

s/s_______________

Chenxi Shi

General

1.                     Please update the financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: updated

Item 10 – Interest of Named Experts, page 13

2.                     We note your statement that none of the below described experts or counsel have been hired on a contingent basis and none of them will receive a direct or indirect interest in the company. However, it does not appear that you have named the counsel that provided the opinion as to the legality of the shares in the prospectus. Please revise to include such counsel in this representation. Please refer to Item 509 of Regulation S-K.

Response: revised